

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

August 12, 2009

H. Kerr Taylor, President
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas 77046

> **Re:** **REITPlus, Inc,**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 30, 2009**
> **File No. 333-159610**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 4 which asked for disclosure of financial projections used by KeyBanc to prepare the discounted cash flow analysis and the additional disclosure appearing on page 47 under the heading of "Certain Forecasts." Please explain to us why the figures in the table on page 47 differ from those supplementally provided to us.

2. Please update the financial statements and financial information to comply with Rule 8-08 of Regulation S-X, including your pro forma financial statements.

Comparative per Share Data, page 19

3. We considered your response to comment 7. However, the application of the Form S-4 rules should follow the legal form of the transaction. Therefore please provide equivalent pro forma per share data for AmREIT, the legal target, as required by Item 3(f) of Form S-4. In regards to the presentation of pro forma data as of December 31, 2008, the information required shall be presented for the most recent year and interim period to the extent this transaction is determined to be a business combination. Reference is made to the Instruction to paragraphs (e) and (f) found in Item 3 of Form S-4.

Certain Forecasts, page 47

4. We refer to the forecast information presented for 2010 through 2013. Please describe the factors that resulted in a forecasted $6.4 million net income for 2010 given that AmREIT has a history of reporting net losses. Similarly describe the factors that resulted in a forecasted $13.4 million FFO for 2010 given that AmREIT's reported 2008 FFO was $(1.3) million.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (1), page A-4

5. We considered your response to comment 14. However we note that REITPlus holds an equity investment in Shadow Creek, which owns an operating property, and has an advisory agreement in place to manage operations. Therefore it appears that REITPlus has inputs and processes in place capable of creating outputs in the form of a return to its shareholders as discussed in paragraph A4 of SFAS 141R. The distributions made by REITPlus to its shareholders during 2008 further reflect its ability to provide a return to its shareholders. Please expand your analysis to address how you determined REITPlus does not meet the definition of a business given these factors and those addressed in paragraphs A4 – A9 in SFAS 141R.

6. Notwithstanding our previous comment, we note that the last paragraph in your response to comment 14 states that AmREIT shares are the consideration transferred in exchange for the REITPlus assets and liabilities. This is contrary to your disclosure in footnote (2) that AmREIT is not issuing equity interests. Please describe the consideration that AmREIT is giving in exchange for the REITPlus assets and liabilities or advise us. Further, tell us how you have

reflected the transfer of REITPlus shares to AmREIT shareholders in your pro forma financial statements.

7. In your revised disclosures on page A-4 and in your response to comment 14, you indicate that if it were a business combination, AmREIT would be the acquirer for accounting purposes due to other factors in SFAS 141(R) that must be considered when applying the acquisition method. However, since it is an asset acquisition outside of the scope of SFAS 141(R) per paragraph 2, please clarify your basis for determining an "accounting acquirer" that differs from the entity distributing cash, assets or equity interests in the exchange. In addition, clarify your disclosures to describe how the issuance of REITPlus shares in the transaction for assets held by REITPlus results in an asset acquisition by AmREIT.

Footnote (2), pages A-4 and A-5

8. We considered your response to comment 16. However, we note that the $9.50 valuation of a Class A share is the basis for determining the number of Class A shares to be issued in exchange for Class C and Class D shares and ultimately the number of REITPlus shares issued. The $9.50 valuation is also the basis of the value ascribed to the investment in AmREIT held by REITPlus. As such, we continue to believe the valuation methodology of a Class A share appears to be relevant to the transaction, and should be disclosed.

9. Further to our previous comment, we note your disclosure in footnote (b) to the table on page A-5 refers to the property appraisals performed by two independent appraisal firms that were used as a basis for determining the value of a Class A share. We continue to question your consideration of the Net Asset Value analysis, which resulted in a range of $10.83 to $11.87. As previously requested, please provide an expanded discussion to address how these valuations and any discounts were used to derive the $9.50 value included in your disclosures.

10. We note that the tabular presentation of the fair value of REITPlus assets and liabilities includes the $4.3 million valuation of the remaining interest in Shadow Creek. Please tell us when the valuation referenced in note (a) was completed for the Shadow Creek property.

11. We note in your response to comment 20 that AmREIT currently owns 16% of the REITPlus OP and will acquire the remaining 84% through this transaction. Please tell us how you accounted for the 16% currently owned given that AmREIT will now control the REITPlus OP. To the extent it is determined this transaction is within the scope of SFAS 141(R), please refer to paragraphs B384 – B389 of SFAS 141R.

Pro Forma Condensed Statement of Operations

12. We read your response to comment 22. Based on your disclosure on page 20, it appears that your annual dividends to REITPlus shareholders are expected to increase by $200 for every 1,000 shares as a result of the transaction. This increase does not appear to be reflected in the calculation of the $1.6 million reduction. Please advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

H. Kerr Taylor, President
REITPlus, Inc.
August 12, 2009
Page 5

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie John at (202) 551-3446 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: John A. Good, Esq.
        Laura R. Brothers, Esq.